

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 31, 2009

Mr. Gary A. Weber
Vice President Finance and Chief Financial Officer
Synthetech, Inc.
1290 Industrial Way, P.O. Box 646
Albany, OR 97321

>   **RE: Form 10-K for the fiscal year ended March 31, 2008**
>   **Forms 10-Q for the periods ended June 30, 2008, September 30, 2008**
>   **and December 31, 2008**
>   **File No. 0-12992**

Dear Mr. Weber:

We have reviewed your response letter dated March 25, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response to our comment, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

1. We reissue prior comments 10 and 11 from our letter dated March 16, 2009. We note your response that you will address these comments commencing with your June 30, 2009 Form 10-Q. Since you will be filing your March 31, 2009 Form 10-K before your June 30, 2009 Form 10-Q, we expect that you will address these comments starting with your March 31, 2009 Form 10-K. Please show us in your supplemental response what the revisions to your MD&A will look like in

response to prior comments 10 and 11. Your supplemental response may use your December 31, 2008 MD&A discussion as an example to show us how you intend to revise your future filing disclosures.

*   *   *   *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief